TSX/NYSE/PSE: MFC	SEHK: 945

C$ unless otherwise stated
For Immediate Release
January 31, 2017

Manulife announces Agreement to Settle Related Securities Class Action Litigation
TORONTO - Manulife Financial Corporation ("Manulife") today announced that the parties to pending class action lawsuits in Ontario and Quebec against Manulife and certain of its former officers have entered into an agreement to settle the proceedings. The settlement is subject to court approval. The proceedings are based on allegations that Manulife failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The claims are unproven, and the settlement is made without any admission of liability.

The entire settlement amount will be fully funded by insurance. The agreement provides for a total settlement payment of $69 million for distribution to eligible class members in accordance with a plan of allocation to be approved by the courts, less court-approved fees for class counsel and other expenses (including the litigation funder's fees).

Manulife continues to firmly believe that its disclosure satisfied applicable disclosure requirements and defended itself vigorously in these actions. The agreement to settle the Ontario and Quebec class actions avoids the potential cost of two separate trials and brings to an efficient conclusion the remaining disclosure litigation.  Given these circumstances, Manulife believes the settlement is fair, reasonable and in the best interests of the Class.

The agreement contains no admission of wrongdoing by Manulife or any of its former officers, nor are Manulife or any of its former officers acknowledging any liability, wrongdoing or violation of laws by entering into the settlement agreement. The U.S. Federal Court for the Southern District of New York dismissed a proposed class action against Manulife involving allegations similar to those asserted in the Ontario and Quebec proceedings. In April 2011, Manulife disclosed that staff of the Ontario Securities Commission (OSC) informed Manulife that it would not be seeking any orders from the OSC in connection with the enforcement notice delivered in June 2009.

Even if Manulife was wholly successful in the litigation, which it believes it would be, it is the nature of large class action litigation that the company would incur substantial legal and other out-of-pocket costs, a significant portion of which we anticipate would not be recoverable even with a successful outcome. As well, the litigation would require significant attention from management, the cost of which is intangible but could be substantial. This settlement allows Manulife to ensure that litigation costs are limited to those incurred to date.

The proposed settlement is subject to conditions, including court approval. Details regarding the proposed settlement will be provided to potential class members. At this time, there can be no assurance that the conditions to effect the settlement will receive the required court approval. Dates have not yet been set for settlement approval hearings.

About Manulife
Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions. We operate as John Hancock in the United States, and Manulife elsewhere. We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions. At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers. At the end of September 2016, we had $966 billion (US$736 billion) in assets under management and administration, and in the previous 12 months we made more than $24.4 billion in benefits, interest and other payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media inquiries: Sean B. Pasternak Manulife (Toronto) 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife (Toronto) 416-852-8982 robert_veloso@manulife.com
Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document relate to the prospective settlement of the securities class action litigation. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to the risk that the settlement will not be finalized or approved by the court or that other conditions may not be met for approval. If the settlement is not finalized, the ultimate resolution and the impact on Manulife cannot be assessed. Whether or not the settlement is approved depends on various factors, including but not limited to the number of and reasons for any potential objections to the settlement or the number of class members excluding themselves from the settlement.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.